4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: MAIN 816.983.8878 Fax: 816.983.8080

September 21, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Division of Corporate Finance
Re: Tortoise Capital Resources Corporation - Form S-3

To the Commission:

Tortoise Capital Resources Corporation (the “Company”) filed today via EDGAR a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933.  The purpose of this filing is to register the Company’s securities to be offered from time to time.  As was previously discussed with Mike McTiernan of the Staff, the Company withdrew its election to be regulated as a business development company (“BDC”) pursuant to the Investment Company Act of 1940.  The Company has received approval from its stockholders to de-register as a BDC and currently expects to pursue a strategy that will allow it to qualify as a real estate investment trust.   We are not otherwise aware of any novel issues or disclosure items requiring the attention of the staff in the Registration Statement.

Please feel free to call me at 816-983-8153 or Eric Gervais at (816) 983-8362 with any questions or comments.

Sincerely,

/s/ Steve Carman
Steve Carman